ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-213024
May 22, 2017

TC PipeLines, LP
Pricing Term Sheet
$500,000,000 3.900% Senior Notes due 2027

Issuer:	TC PipeLines, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	May 22, 2017

Settlement Date:	May 25, 2017 (T+3)

Maturity Date:	May 25, 2027

Principal Amount:	$500,000,000

Benchmark Treasury:	2.375% due May 15, 2027

Benchmark Treasury Yield:	2.250%

Spread to Benchmark Treasury:	+165 bps

Yield to Maturity:	3.900%

Coupon:	3.900%

Public Offering Price:	100.000%

Optional Redemption:

The notes will be redeemable by us, in whole or in part, at any time prior to February 25, 2027 (the “Par Call Date”) at a redemption price equal to the greater of (1) 100% of the principal amount of the notes then outstanding to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) from the redemption date to the Par Call Date computed by discounting such payments to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at a rate equal to the sum of 25 basis points plus the Adjusted Treasury Rate on the third business day prior to the redemption date, plus, in each case, unpaid interest accrued to the date of redemption. If we elect to redeem the notes at any time on or after the Par Call Date, the notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes then outstanding to be redeemed, plus unpaid interest accrued to the date of redemption.

Special Optional Redemption:

If the Acquisition (as defined in the prospectus supplement) is not closed on or before August 31, 2017, or the purchase agreements related to the Acquisition are terminated on or before such date, we will have the option to redeem all, but not less than all, of the notes at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, to, but excluding, the date of redemption.

Interest Payment Dates:	May 25 and November 25, commencing November 25, 2017

CUSIP / ISIN:	87233Q AC2 / US87233QAC24

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc.

Co-Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC SunTrust Robinson Humphrey, Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or MUFG Securities Americas Inc. toll-free at (877) 649-6848.